

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-mail
Kenneth B. Liebscher
Chief Executive Officer
Tiger Oil and Energy, Inc.
7230 Indian Creek Ln. Ste. 201
Las Vegas, NV 89149

> **Re:** **Tiger Oil and Energy, Inc.**
> **Current Report on Form 8-K/A**
> **Filed August 23, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed August 30, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 000-53241**

Dear Mr. Liebscher:

We have reviewed your response letters dated August 18, 2011 and August 29, 2011 and the above-captioned filings. We have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We are continuing to evaluate your responses to our questions regarding your financial information and related supplemental oil and gas disclosures. Please note we will not be in a position to complete our financial review until the engineering review of your oil and gas reserves is complete.

Form 8-K/A filed August 23, 2011

Securities Ownership by Management

2. We note your response to comment three in our letter dated June 17, 2011. Please revise to include the corresponding text to footnote 1 regarding the amount and nature of beneficial owner for The Excalibur Group A.G.

Tiger Oil and Energy, Inc. Business

3. We note your response to comment seven in our letter dated June 17, 2011. Please revise your business description disclosure to clearly describe your current and planned business operations. Please make this disclosure consistent with your discussion under the "Business Strategy" subsection of your MD&A discussion and the business history and description you provide in your Form 10-K. We also note your disclosure in the paragraph under the "Going Concern" subsection of MD&A implies that you plan to sell products and services through your website. Please revise your business description to discuss these products and services and clearly identify the products you plan to offer, the markets you plan to serve, and your distribution methods. See Item 101(h)(1)(i)-(iii) of Regulation S-K.

4. Please revise your disclosure to discuss the competitive business conditions, your competitive position in the industry and your methods of competition. See Item 101(h)(1)(iv) of Regulation S-K.

5. Please revise your disclosure to comply with Item 101(h)(4)(ix) and Item 101(h)(4)(xi). For example, you have not discussed certain government regulations such as the Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), Resource Conservation and Recovery Act, as amended ("RCRA"), Federal Water Pollution Control Act, ("Clean Water Act"), and the Oil Pollution Act of 1990 and the effects such regulations have on your business. We also note your risk factor disclosure that current and future government and environmental regulations could adversely affect your business. Please consider the government regulations that are applicable to your business and revise your business description section accordingly.

6. In future filings, please include the number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

7. Please delete the last sentence regarding risk factors as you have not provided risk factor disclosure in the Form 10-K.

<u>Liquidity and Capital Resources</u>

8. We note your response to comment 23 in our letter dated June 17, 2011. Please revise to disclose the external and internal sources of liquidity as required under Item 303(a)(1) of Regulation S-K.

<u>Item 9A(T). Controls and Procedures</u>

9. We note your response to comment 25 in our letter dated June 17, 2011. Please tell us when you plan to take steps to remediate the material weakness in your internal control over financial reporting.

<u>Form 10-Q for the Quarter Ended June 30, 2011</u>

<u>Item 4T. Controls and Procedures, page 13</u>

10. Please tell us and disclose in future filings whether your disclosure controls and procedures were effective. Currently, your disclosure addresses only your internal control over financial reporting.

11. In future filings, please refer to and comply with Item 4 of Regulation S-K as the temporary Item 4T expired on December 31, 2010.

<u>Engineering Comments</u>

<u>General</u>

12. Please tell us specifically for each revision the location in the document where the revision was made. We could not find several of the revisions that you said you had made.

13. We reissue prior comment 33 in our letter dated June 17, 2011. We are referring to the internal controls regarding your reserve estimation process not your financial reporting. See Item 1202(a)(7) of Regulation S-K.

14. We reissue prior comment 40 in our letter dated June 17, 2011.   We were unable to locate any revisions in response to that comment.   Also, please provide the reserve studies as requested in prior comment 41 in our letter dated June 17, 2011.

15. We reissue prior comment 42 in our letter dated June 17, 2011 as we were unable to locate any revisions to your previous disclosure even though you stated the disclosure was revised. Please see page 20 of your amended document. You disclosed that you purchased 1.1 billion barrels of proved developed non-producing oil reserves. Please tell us the basis for that estimate. Please tell us the location of the reserves and the reason they are non-producing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Stertzel, Accountant at (202) 551-3723 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions about financial statement matters. Please contact James Murphy, Petroleum Engineer at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
          Harold P. Gewerter, Esq.